DESTINY MEDIA TECHNOLOGIES, INC.

800-570 Granville Street

Vancouver BC V6C 3P1

604.609.7736

September 18, 2007

VIA EDGAR AND FAX

United States Securities and Exchange Commission

100 F Street North East

Mail Stop 20549-0407

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Dear Sirs/Mesdames:

Re:	Destiny Media Technologies, Inc. (the "Company")

Request for acceleration of effective date for Amendment No. 1 to Form  SB-2

File Number 333-143060

In connection with the Company's Registration Statement on Form SB-2/A (the “Registration Statement”), the Company hereby requests acceleration of the effective date of the Registration Statement to 9:00 AM EST Thursday, September 20, 2007 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that:

(a)	should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing;
(b)

the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement's disclosures; and

(c)

the Company may not assert the Commission's comments or the declaration of the Registration Statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

We also acknowledge that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the above filing.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

DESTINY MEDIA TECHNOLOGIES, INC.

Per: “Steven Vestergaard”

Steven Vestergaard

Chief Executive Officer & President

cc:	Clark Wilson LLP
	Attention:	Larry Yen